

Mail Stop 3233

August 12, 2016

Via E-mail
Mr. Teo Nee Chuan
Chief Financial Officer
China Lodging Group, Limited
No. 2266 Hongqiao Road, Changning District
Shanghai 200336, People's Republic of China

> **Re:** **China Lodging Group, Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed April 20, 2016**
> **File No. 1-34656**

Dear Mr. Chuan:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

China Lodging Group, Limited

Form 20-F for the Fiscal Year Ended December 31, 2015

Financial Statements

Segment reporting, page F-16

1. We note your disclosure indicates that you have a single segment. Please tell us how you have reached this conclusion, in greater detail, in light of your disclosure on page 55 which appears to indicate that you track leased hotel details separate from manachised and franchised hotel information. We also note that in your press releases you disclose your operational data by segment, Economy hotels and Midscale and upscale hotels. Please refer to ASC 280-10-50.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
    Commodities